EXHIBIT 21.1

SIGNIFICANT SUBSIDIARIES OF CBOE HOLDINGS, INC.
AS OF DECEMBER 31, 2013

Name of Subsidiary	Jurisdiction of Organization
CBOE Futures Exchange, LLC	Delaware
CBOE, LLC	Delaware
Chicago Board Options Exchange, Incorporated	Delaware
Chicago Options Exchange Building Corporation	Delaware
DerivaTech Corporation	Illinois
Market Data Express, LLC	Delaware
The Options Exchange, Incorporated	Delaware
C2 Options Exchange, Incorporated	Delaware